UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated May 12, 2011: Star Bulk Carriers Corp. Reports Financial Results for the First Quarter Ended March 31, 2011 and Declares Quarterly Dividend of $0.05 per Share.

This report to Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 12, 2009.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2011

AND DECLARES QUARTERLY DIVIDEND OF $0.05 PER SHARE

ATHENS, GREECE, May 12, 2011 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK),a global shipping company focusing on the transportation of dry bulk cargoes, today announced that its Board of Directors declared a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ended March 31, 2011. The dividend is payable on or about June 1, 2011, to shareholders of record as of May 23, 2011. The Company also announced today its unaudited financial and operating results for the first quarter ended March 31, 2011.

Spyros Capralos, President and CEO of Star Bulk, commented: “We are pleased to report profitable financial results in the first quarter 2011 that are above estimates, supported by a fleet time charter equivalent rate of $23,252 per day, a healthy rate in current market conditions, and further reduction in our operating expenses versus the same period in 2010. We also achieved fleet utilization of 99.8% and continued to reward shareholders with a quarterly dividend of $0.05 for the first quarter 2011 that reflects an annualized yield of over 8%. All this despite a challenging quarter for the dry bulk world affected by the new building deliveries, the main concern of the industry, but also the floods in January and the devastating earthquake and tsunami in Japan in March.

“Currently we have secured 75% of our fleet’s operating days in 2011 under period charters, whereas for the capesize vessels, including the two new buildings, we have secured 89% of operating days in 2011.

“Our company remains in excellent financial position to take advantage of market opportunities and further grow our fleet with accretive acquisitions. During this challenging period, we remain committed to further containing expenses and rationalizing operations.”

George Syllantavos, Chief Financial Officer of Star Bulk, commented: “The cost reduction initiative undertaken in 2009 continues to produce positive results for us as we achieved a decrease in operating and dry-docking expenses in the first quarter 2011 compared with the same period last year.

“We continue to reward our shareholders with a meaningful dividend at a current annualized yield in excess of 8%. We have a strong balance sheet and substantial gross contracted revenue of approximately $178 million that will allow us to capitalize on targeted opportunities. Star Bulk’s current cash position stands at about $41 million and our remaining debt repayments for 2011, including the two Capesize new buildings, stand at $22 million, $32 million for 2012 and $31 million for 2013. All this with no exposure to interest rate swaps which has allowed us to take the full benefit of the prevailing low interest rate environment.”

Fleet Profile (As of May 12, 2011)

Vessel Name	Type	DWT	YearBuilt

Star Aurora	Capesize	171,199	2000
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003

Newbuildings
VesselName	Type	DWT	Expected Delivery Date
Star Borealis	Capesize	180,000	Sept-2011
Star Polaris	Capesize	180,000	Nov-2011
Total	13	1,287,686

First Quarter 2011 and 2010 Results

For the quarter ended March 31, 2011, total revenues amounted to $29.5 million compared to $29.3 million for the quarter ended March 31, 2010. Operating income amounted to $2.6 million for the quarter ended March 31, 2011 compared to operating loss of $31.5 million for the quarter ended March 31, 2010. Net income for the first quarter of 2011 amounted to $1.7 million or $0.03earnings per share calculated on 63,364,120 and 63,411,095 weighted average number of shares, basic and diluted, respectively. Net loss for the first quarter of 2010 amounted to $33.0 million or $0.54 loss per share calculated on 61,049,760 weighted average number of shares basic and diluted.

The first quarter of 2011 net income figure includes the following non-cash items:

•

Net income of $0.5 million or $0.008per basic and diluted share, respectively, representing write off of remaining balance of deferred revenue related to fair value of below market acquired time charters attached to vessels acquired due to early re-delivery of vessel Star Cosmo by its charterers, of which $0.2 million is included under Voyage revenue and $0.3 million is included under Gain on time charter agreement termination.

•

Expenses of $0.1 million or $0.002 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to employees.

Excluding these items, net income for the first quarter of 2011 would amount to $1.3 million or $0.02 earnings per basic and diluted share.

The first quarter of 2010 net loss figure includesthe following non-cash items:

•

Impairment loss of $33.7 million or $0.55 per basic and diluted share, in connection with the sale of the vessel Star Beta, which has been classified as an asset held for sale in current assets and recorded at fair value less cost to sell.

•

Net revenue of $0.3 million or $0.01 per basic and diluted share, representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $0.8 million, or $0.01 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the 1,150,600 unvested restricted shares issued to directors and employees.

•

An unrealized loss of $0.3 million or $0.01 per basic and diluted share associated with the mark-to-market valuation of the Company's derivatives.

Excluding these items, net income for the first quarter of 2010 would amount to 1.5 million or $0.02 earnings per basic and diluted share.

Adjusted EBITDA for the first quarter of 2011 and 2010excluding the above items was $14.2million and $14.6million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.0 vessels were owned and operated duringboth the first quarter of 2011 and the first quarter of 2010, earning an average Time Charter Equivalent, (‘TCE”) rate of $23,252 per day and $25,919 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this earnings release for further information regarding our calculation of TCE rates.

For the quarter ended March 31, 2011 operating expenses and dry-docking expenses totaled to $6.0 million compared to $6.7 million for the same period of 2010. This decrease is mainly due to the cost cutting approach that the Company adopted during 2010.

Voyage expenses increased to $6.6 million for the quarter ended March 31, 2011 from $3.9 million for the quarter ended March 31, 2010. This increase is mainly due to the fact that during the first quarter of 2011 we chartered-in a third party vessel to serve a shipment under a Contract of Affreightment (COA) for 90 days compared to 32 days in first quarter of 2010.

General and administrative expensesfor the quarter ended March 31, 2011 were in line with the general and administrative expenses for the same period last year. The increase in the general and administrative expenses in the first quarter of 2011 is mainly due to the non-recurring severance payment to Mr. Tsirigakis, our former Chief Executive Officer and President, when he was succeeded by Mr. Capralos as of February 7, 2011, pursuant to the terms of his employment and consultancy agreements with the Company.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the quarters ended March 31, 2011 and 2010, was $9.5 million and $13.1million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates, (a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering of the Company’s vessel) as a result of the decline in the Drybulk vessel shipping industry. For the three months period ended March 31, 2011 the Company earned $23,252 TCE rate per day compared to $25,919 TCE rate per day for the three months period ended March 31, 2010. In addition we paid a non-recurring severance to the former CEO.

Net cash used in investing activities for the quarters ended March 31, 2011and 2010was $19.0 million and$5.9 million, respectively.Net cash used in investing activities for the quarter ended March 31, 2011, was primarily due to installments related to the Company’s two newbuildings amounting to $22.0 million and offset by a net decrease in restricted cash amounting to $3.0million. Net cash used in investing activities for the quarter ended March 31, 2010, was primarily due to the 20% advance given for the vessel Star Aurora that was acquired during the third quarter of 2010, amounting to $8.5 million, offset by a decrease in restricted cash amounting to $2.6 million.

Net cash provided by/ (used in) financing activities for the quarters ended March 31, 2011 and 2010was $9.0 million and $19.5 million respectively. For the quarter ended March 31, 2011, net cash provided by financing activities consisted of loan installment payments amounting to $8.5 million, cash dividend payments of $3.2 million, financing fees amounting $0.6 million offset by proceeds from the new loan facility amounting to$21.4 million, which relates to the acquisition of the Company’s two newbuildings. For the quarter ended March 31, 2010, net cash used in financing activities consisted of loan installment payments amounting to $16.3 million, cash dividend payments of $3.1 million and financing fees amounting $0.2 million.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	Quarter ended	Quarter ended
	March 31, 2010	March 31, 2011
Average number of vessels(1)	11.0	11.0
Number of vessels (as of the last day of the periods reported)	11	11
Average age of operational fleet (in years) (2)	10.4	10.6
Ownership days (3)	990	990
Available days (4)	969	978
Voyage days for fleet (5)	967	976
Fleet utilization (6)	99.7%	99.8%
Average per-day TCE rate (7)	25,919	23,252

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at March 31, 2010 and 2011, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days for dry-docking or special or intermediate surveys.

(5)Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	Quarter ended March 31, 2010	Quarter ended March 31, 2011

Revenues:	29,279	29,507
Expenses:
Voyage expenses	(3,892)	(6,634)
Vessel operating expenses	(5,622)	(5,118)
Dry-docking expenses	(1,072)	(841)
Depreciation	(11,580)	(11,940)
Management fees	(41)	(54)
Loss on derivative instruments	(2,415)	-
General and administrative expenses	(2,439)	(4,156)
	(27,061)	(28,743)

Vessel impairment loss	(33,732)	-
Gain on time charter agreement termination	-	1,871

Operating (loss)/ income	(31,514)	2,635

Interest and finance costs	(1,662)	(1,119)
Interest income	159	162
Total other expenses, net	(1,503)	(957)

Net (loss)/ income	(33,017)	1,678

(Loss)/ earnings per share, basic	(0.54)	0.03
(Loss)/ earnings per share, diluted	(0.54)	0.03

Weighted average number of shares outstanding, basic	61,049,760	63,364,120
Weighted average number of shares outstanding, diluted	61,049,760	63,411,095

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	December 31, 2010	March 31, 2011
Cash and restricted cash	14,374	12,873
Other current assets	9,544	14,725
TOTAL CURRENT ASSETS	23,918	27,598

Fixed assets, net	654,290	664,413

Restricted cash	24,020	22,020
Other non-current assets	1,022	1,533
TOTAL ASSETS	703,250	715,564

Current portion of long-term debt	33,785	40,896
Other current liabilities	9,450	10,799
TOTAL CURRENT LIABILITIES	43,235	51,695

Long-term debt	171,044	176,761
Other non-current liabilities	719	238
TOTAL LIABILITIES	214,998	228,694

STOCKHOLDERS' EQUITY	488,252	486,870

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	703,250	715,564

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	Quarter ended March 31, 2010	Quarter ended March 31, 2011

Net cash provided by operating activities	13,135	9,494

Net cash used in investing activities	(5,934)	(18,971)

Net cash (used in)/provided by financing activities	(19,535)	9,026

EBITDA and Adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, (“U.S. GAAP”), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliancewith certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash gain or loss related to early time charter termination, bad debts expensesand stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cashitems do not reflect the operational cash inflows and outflows of the Company’s fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Quarter ended March 31, 2010	Quarter ended March 31, 2011

Net cash provided by operating activities	13,135	9,494
Net (decrease)/ increase in current assets	(1,907)	5,181
Net decrease/ (increase) in operating liabilities, excluding current portion of long term debt	1,936	(1,322)
Amortization of fair value of above/below market acquired time charter agreements	335	452
Vessel impairment loss	(33,732)	-
Other non-cash charges	(6)	2
Amortization of deferred finance charges	(86)	(77)
Stock – based compensation	(782)	(112)
Change in fair value of derivatives	(330)	-
Net Interest expense	1,503	957
EBITDA	(19,934)	14,575
Less:
Amortization of fair value of below market acquired time charter agreements	(335)	(452)
Plus:
Stock – based compensation	782	112
Vessel impairment loss	33,732	-
Change in fair value of derivatives	330	-
Adjusted EBITDA	14,575	14,235

Chief Financial Officer to Step Down as of August 31, 2011

Mr. George Syllantavos, our Chief Financial Officer, will resign from his Chief Financial Officer position and from our Board of Directors effective as of August 31, 2011. Mr. Syllantavos’ parting was mutually agreed between him and the Company so he may pursue other interests. He has agreed to support the Company by providing his expertise even after the effective date of his resignation when such support will be required.

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, Friday, May 13, 2011, at 9:00 a.m. Eastern Daylight Time (EDT).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until May 20, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of eleven dry bulk carriers and definitive agreements to build two Capesize vessels. The total fleet consists of thirteen vessels, five Capesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,287,686 deadweight tons. The average age of our current operating fleet is approximately 10 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
7 FragoklisiasStr.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: May 12, 2011	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President